FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final synthetic voting map of the Extraordinary General Shareholders’ Meeting held on January 11, 2024 (“ESM”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th, comma I, of Article 48 of CVM Resolution No. 81 of May 18, 2022, announces to its shareholders and the market in general the final synthetic voting map containing the distance voting instructions and votes in person, identifying how many approvals, rejections, or abstentions received each item contained in the Agenda of the ESM (“Final Synthetic Map”). The information contained in the Final Synthetic Map is attached hereto.

São Paulo, January 11, 2024.

Rafael Sirotsky Russowsky

Vice President of Finance and Investor Relations Officer

SCHEDULE

Final Synthetic Vote

Extraordinary General Shareholders’ Meeting (“ESM”) – 01/11/2024 at 11.00am

Resolution 2

Appointment of 9 (nine) members for the new term of office of the Board of Directors, whose election will be subject to the settlement of a potential public offering of primary distribution of shares issued by the Company (“Potential Offer”).

Resolution Vote	No. of shares
Approve	152,120,210
Reject	2,069,399
Abstain	52,532

Resolution 3

Election of the board of directors by single group of candidates: Renan Bergmann; Christophe José Hidalgo; Philippe Alarcon; Marcelo Ribeiro Pimentel; Eleazar de Carvalho Filho; Luiz Augusto de Castro Neves; José Luis Gutierrez; Márcia Nogueira de Mello; e Rachel de Oliveira Maia.

Resolution Vote	No. of shares
Approve	129,222,630
Reject	24,971,866
Abstain	47,645

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 11, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.